As filed with the Securities and Exchange Commission on March 26, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 4)
                               (Final Amendment)


                        Oacis Healthcare Holdings Corp.
                           (Name of Subject Company)

                 Science Applications International Corporation
                         Oscar Acquisition Corporation
                      a direct wholly-owned subsidiary of
                 Science Applications International Corporation
                                   (Bidders)

                    Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                            -----------------------

                                 00175167107510
                                 (CUSIP Number)


                             William A. Roper, Jr.
                            Chief Financial Officer
                 Science Applications International Corporation
                                1241 Cave Street
                               La Jolla, CA 92037
                                 (619) 535-7711

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                                David L. Caplan
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000


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


CUSIP No. 00175167107510



-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Science Applications International Corporation
   95-3630868
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS
   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
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7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
   10,018,442
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8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
   EXCLUDES CERTAIN SHARES                                           [ ]
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9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   94.3%
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10 TYPE OF REPORTING PERSON
   HC, CO
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



CUSIP No. 00175167107510



-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Oscar Acquisition Corporation
   33-0846965
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
   10,018,442
-------------------------------------------------------------------------------
8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
   EXCLUDES CERTAIN SHARES                                           [ ]
-------------------------------------------------------------------------------
9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   94.3%
-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
   CO
-------------------------------------------------------------------------------



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



     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on February 26, 1999 by Oscar Acquisition Corporation, a Delaware corporation ("Purchaser"), and Science Applications International Corporation, a Delaware corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on March 11, 1999 and Amendment No. 2 filed with the Commission on March 18, 1999 and Amendment No. 3 filed with the Commission on March 22, 1999, relating to the offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Oacis Healthcare Holdings Corp. at $4.45 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 1999, as amended, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. This Amendment No. 4 is being filed on behalf of the Purchaser and Parent.

     All capitalized terms used in this Amendment No. 4 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company.

     (a)-(b) Item 6 is hereby amended and supplemented by adding to the end thereof the following:

     The Offer expired at 12:00 Midnight, New York City time, on Thursday, March 25, 1999. According to a preliminary count by the Depositary, as of midnight, New York City time, on Thursday, March 25, 1999 there were validly tendered pursuant to the Offer 10,018,442 Shares (including 27,562 Shares subject to guarantees of or receipt of additional documentation) which represents approximately 94.33% of the Shares currently outstanding. Pursuant to the Offer, Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended to add the following exhibit:

     (a)(10) Text of press release issued by Parent on March 26, 1999

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



                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1999                    Oscar Acquisition Corporation


                                          By: /s/ Kevin A. Werner
                                             ----------------------------------
                                             Name:  Kevin A. Werner
                                             Title: Secretary


                                          Science Applications International
                                            Corporation


                                          By: /s/ Kevin A. Werner
                                             ----------------------------------
                                             Name:  Kevin A. Werner
                                             Title: Assistant Secretary and
                                                      Associate General Counsel



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



                                 EXHIBIT INDEX

Exhibit
Number         Description
-------        -----------
99(a)(10)      Text of press release issued by Parent dated March 26, 1999




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